Exhibit B
The FanCompete LLC Video Transcript: Home Demo

"I think he's going to go big"

"He's going big, you going big, you going big?"

"I'm going big"

"Alright"

"There's Big"

"There's a 1st down"

"Ha ha"

"Bingo"

"Buckeye is an ancient term meaning one-trick-pony, that's all they got, that one guy run that all they got. They obviously don't have a defense"

"What are you doing on the next play. I don't think it's going to be that big. They are goint to get stopped."

"He's going to throw it away and get an interception"

"blah blah blah blah – right up the middle"

"End of the 1st, highest points, lowest points runs to get more beer"

"There you go"

"And they pay - And they grab more Doritos"

"Maxim you're in first place"

"Oh, here it is, watch this one. More than a 10 yard play, it will go right in the end zone. In the air"

"Oh no on"

"Oh yes"

"No.   No"

Loud cheering

"I like winners, I like losers too, but not as much"